UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park
Building B
1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒     Form 40-F ☐

On December 10, 2024, AC Immune SA issued a press release reporting interim safety and tolerability data from the ABATE Phase 1b/2 trial of ACI-24.060 in individuals living with Down syndrome (DS).

Targeting toxic forms of amyloid beta (Abeta), ACI-24.060 is an active immunotherapy covering Abeta 1-15 (excluding Abeta T-cell epitopes). The interim analysis was based on data from the first two cohorts of individuals with DS receiving low-dose and mid-dose ACI-24.060. DS subjects in the interim analysis have been treated for up to one year, with no serious adverse events related to the study drug and no case of amyloid-related imaging abnormalities (ARIA) observed in this study population.

The ongoing ABATE study (NCT05462106) is a randomized, double-blind, placebo-controlled Phase 1b/2 trial assessing the safety, tolerability, immunogenicity and pharmacodynamic effects of the investigational immunotherapy. The study was specifically designed to support parallel development in individuals with prodromal Alzheimer’s disease (AD) and non-demented adults with DS, a vulnerable population predisposed to developing AD.

ACI-24.060 has received Fast Track designation from the U.S. FDA for the treatment of AD. The Company previously reported positive interim safety, tolerability, and immunogenicity from the AD cohorts of the ABATE trial, which supported the treatment with ACI-24.060 in individuals with DS in ABATE.

The trial will now start to evaluate the high dose of ACI-24.060 in additional patients with DS. Recruitment of individuals with DS continues at ABATE trial sites in the U.S., U.K., and Spain.

A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655 and 333-277940) and Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated December 10, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Christopher Roberts
	Name:	Christopher Roberts
	Title:	Chief Financial Officer

Date: December 10, 2024